Exhibit 99.1

Strongbridge Biopharma plc Announces Executive Promotion and Leadership Transition

Fredric Cohen, M.D., Promoted to Senior Vice President, Global Research & Development

June 9, 2016 - Dublin, Ireland and Trevose, Pa., USA — Strongbridge Biopharma plc (Nasdaq: SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced the promotion of Fredric Cohen, M.D., to senior vice president, global research and development. The Company also announced that Ruth Thieroff-Ekerdt, M.D., former chief medical officer, has left Strongbridge to pursue another opportunity.

“Fred’s promotion is a reflection of the deep endocrinology expertise and leadership ability that he has brought to Strongbridge’s rare endocrine disease development programs. His hands-on experience with both the COR-003 and COR-005 clinical programs, coupled with his industry experience, will play an invaluable role in accelerating the Company’s growth and ability to achieve its strategic plans and forthcoming development milestones,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma. “On behalf of the Board of Directors and Leadership team, we would like to congratulate Fred, and also thank Ruth for her contributions and wish her success in her new opportunity.”

Dr. Cohen, as senior vice president, global research and development, will now have a broader leadership position with responsibility for advancing all research and development programs, including the ongoing Phase 3 SONICS trial for COR-003 (levoketoconazole) in endogenous Cushing’s syndrome and COR-005 (veldotide) development in the treatment of acromegaly. Additionally, Dr. Cohen will lead Strongbridge’s regulatory and medical affairs efforts. Dr. Cohen will report directly to Matthew Pauls, president and chief executive officer, effectively immediately.

Dr. Cohen joined Strongbridge Biopharma in August 2015 as vice president, clinical research and development. Dr. Cohen is an endocrinologist with more than 20 years of drug development experience, most recently focused in development and commercialization of rare disease and specialty products. Prior to joining Strongbridge, Dr. Cohen provided strategic and operational counsel to life science companies, actively supporting their development and licensing functions. Prior to that, he served as executive director, clinical pipeline, at Aptalis Pharma, where he was responsible for innovation strategy as well as building and advancing the company’s specialty pharma pipeline. He has also held research and development positions with Johnson & Johnson and Eli Lilly & Company. Dr. Cohen earned his M.D. from Pennsylvania State University College of Medicine and an AB in biology from Franklin and Marshall College.

“I look forward to continuing to work closely with the leadership team and my talented colleagues at Strongbridge who are truly a dedicated and passionate group of individuals,” said Fredric Cohen, M.D., senior vice president, global research and development. “I am also excited to transition into leading not only the COR-003 development program but all of Strongbridge’s development efforts as we work to bring innovative new treatment options to patients with rare diseases.”

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, outcomes of product development efforts and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

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mnanus@troutgroup.com

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